UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

Wallbox N.V.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

N94209108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. N94209108	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Iberdrola, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
16,697,530*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
16,697,530*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,697,530*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.37%**
12	TYPE OF REPORTING PERSON*
CO

FOOTNOTES

* Consists of 16,697,530 Class A ordinary shares.

** The percentages used herein are calculated based on 161,017,647 shares outstanding of the Issuer as of December 31, 2021.

CUSIP No. N94209108	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Iberdrola Participaciones S.A.U.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
16,697,530*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
16,697,530*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,697,530*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.37%**
12	TYPE OF REPORTING PERSON*
CO

FOOTNOTES

* Consists of 16,697,530 Class A ordinary shares.

** The percentages used herein are calculated based on 161,017,647 shares outstanding of the Issuer as of December 31, 2021.

CUSIP No. N94209108	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Inversiones Financieras Perseo S.L
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
16,697,530*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
16,697,530*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,697,530*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.37%**
12	TYPE OF REPORTING PERSON*
CO

FOOTNOTES

* Consists of 16,697,530 Class A ordinary shares.

** The percentages used herein are calculated based on 161,017,647 shares outstanding of the Issuer as of December 31, 2021.

CUSIP No. N94209108	13G	Page 5 of 7 Pages

Item 1 (a). Name of Issuer:

Wallbox N.V.

Item 1 (b). Address of Issuer's Principal Executive Offices:

Carrer Del Foc, 68, Barcelona, Spain, 08038

Item 2 (a). Name of Person Filing:

i)  Iberdrola, S.A.

ii)  Iberdrola Participaciones S.A.U.

iii) Inversiones Financieras Perseo S.L

Item 2 (b). Address of Principal Business Office or, if None, Residence:

i) Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009

ii) Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009

iii) Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009

Item 2 (c). Citizenship:

i)  Spain
ii)  Spain

iii) Spain

Item 2 (d). Title of Class of Securities:

Class A ordinary shares

Item 2 (e). CUSIP Number:

N94209108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under Section 15 of the Act;

 (b) ☐ Bank as defined in Section 3(a)(6) of the Act;

 (c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

 (d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

 (e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

 (f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

 (g) ☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

 (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

 (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

CUSIP No. N94209108	13G	Page 6 of 7 Pages

 ☐ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

 (a) Amount beneficially owned: 16,697,530*

 (b) Percent of class:  10.37%**

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  0

 (ii) Shared power to vote or to direct the vote:  16,697,530*

 (iii) Sole power to dispose or to direct the disposition of:  0

 (iv) Shared power to dispose or to direct the disposition of:  16,697,530*

* Consists of 16,697,530 Class A ordinary shares.

** The percentages used herein are calculated based on 161,017,647 shares outstanding of the Issuer as of December 31, 2021.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 N/A

Item 8. Identification and Classification of Members of the Group.

 N/A

Item 9. Notice of Dissolution of Group.

 N/A

Item 10.       Certification.

 N/A

CUSIP No. N94209108	13G	Page 7 of 7 Pages

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Iberdrola, S.A.

Date: February 10, 2022	By:	/s/ Juan Jose Zuniga Benavides
Name: Juan Jose Zuniga Benavides Title: Head of Equity Markets

Iberdrola Participaciones S.A.U.

Date: February 10, 2022	By:	/s/ Felix Sobrino Martínez

Name: Felix Sobrino Martínez Title: Joint Director

Date: February 10, 2022	By:	/s/ Javier Salazar Blanco
Name: Javier Salazar Blanco
Title: Joint Director

Inversiones Financieras Perseo S.L

Date: February 10, 2022	By:	/s/ Agustín Delgado Martín
Name: Agustín Delgado Martín
Title: Joint Director

Date: February 10, 2022	By:	/s/ Javier Salazar Blanco
Name: Javier Salazar Blanco
Title: Joint Director